BIG CITY BAGELS, INC.
                                99 WOODBURY ROAD
                           HICKSVILLE, NEW YORK 11801

                          ----------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                        NOTICE OF CHANGE IN THE MAJORITY
                            OF THE BOARD OF DIRECTORS

                                  JUNE 18, 1999

                          ----------------------------


         This Information Statement is being furnished to all holders of record at the close of business on June 10, 1999 of the common stock, par value $.001 per share ("Common Stock"), of Big City Bagels, Inc., New York corporation ("Company") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and SEC Rule 14f-1.

         No vote or other action by the Company's shareholders is required in response to this Information Statement. Proxies are not being solicited.


                                  INTRODUCTION

         The Company anticipates that on or about June 30, 1999, the transactions contemplated by the Merger Agreement discussed below under "Merger Agreement" will be completed and the Board of Directors of the Company ("Board") will be reconstituted and fixed at four directors. Effective as of the closing of the transactions, it is anticipated that Mark Weinreb, Stanley Weinreb, Stanley Raphael and Alan Pearlstein will resign as directors of the Company, and that Eli Levi, Hector M. Gavilla and Peter J. Keenan will be appointed as new directors to fill the vacancies created by the resignations. Nelson Braff, a current director of the Company, will remain a director after the closing. This closing will not occur, and the new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission ("SEC") pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's shareholders.

         Because of the change in the composition of the Board and the merger of subsidiaries of the Company into Intelligent Computer Solutions, Inc. ("ICS") and VillageNet, Inc. ("VillageNet") pursuant to the Merger Agreement described below, there will be a change in control of the Company on the date the new directors referred to above take office.

         As of June 10, 1999, the Company had issued and outstanding 7,899,225 shares of Common Stock, the Company's only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning the executive officers and directors after the merger. Additional information about the Merger Agreement and the business of the Company is contained in the Company's Current Report on Form 8-K ("Form 8-K") dated May 21, 1999, which was filed with the SEC on June 1, 1999. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.


                                MERGER AGREEMENT

         On May 21, 1999, the Company, BCB Acquisition Corp. I ("BCB I") and BCB Acquisition Corp. II ("BCB II" and, together with BCB I, the "Merger Subsidiaries"), ICS, VillageNet and each of the shareholders of ICS and VillageNet entered into an agreement ("Merger Agreement") pursuant to which each of the Merger Subsidiaries will merge with and into each of ICS and VillageNet, with ICS and VillageNet continuing as the surviving corporations of the merger.

         Upon the effectiveness of the merger, all of the outstanding shares of common stock and preferred stock of ICS will be converted into 4,309,733 shares of the Company's Common Stock and 250,000 shares of the Company's Class B Preferred Stock, $.001 par value ("Preferred Stock"), and all of the outstanding shares of common stock of VillageNet will be converted into 4,309,733 shares of the Company's Common Stock and 250,000 shares of Preferred Stock.

         The Preferred Stock will be convertible into an aggregate of 69,000,000 shares of Common Stock at the rate of 138 shares of Common Stock for each share of Preferred Stock. Once issued, the Preferred Stock may be converted at any time, in whole or part, at the election of the holder, provided that the Company is then authorized to issue a sufficient number of shares of Common Stock. The Certificate of Incorporation of the Company currently authorizes the Company to issue 25,000,000 shares of Common Stock. As of June 10, 1999, the Company had outstanding 7,899,225 shares of Common Stock (excluding 65,279 shares of treasury stock) and had reserved for issuance upon exercise of outstanding options and warrants pursuant to the Company's outstanding stock plans 1,537,262 shares of Common Stock. Accordingly, at June 10, 1999, the Common Stock could only be converted into a maximum of 15,563,513 shares of Common Stock. The Certificate of Incorporation is anticipated to be amended to increase the number of shares of Common Stock that the Company is authorized to issue at some time subsequent to the closing of the merger. The Preferred Stock will be transferable, subject to compliance with applicable securities laws. The holders of the Common Stock and Preferred Stock to be issued in the merger will have certain rights requiring the Company to register the Common Stock issued and underlying the Preferred Stock.

         The Merger Agreement contemplates that a majority of the current directors of the Company will resign and that new directors, designated by ICS and VillageNet, will be appointed by the existing director of the Company to take office upon the effective date of such resignations to serve until their respective successors are elected and qualify.


                                CHANGE OF CONTROL

         As a result of the actions described above under the captions "Introduction" and "Merger Agreement," designees of ICS and VillageNet will constitute a majority of the Board and the shareholders of ICS and VillageNet will control the Company. Pursuant to the transactions contemplated by the Merger Agreement, the shareholders of ICS and VillageNet may be deemed to beneficially own 77,479,466 shares of Common Stock, or 90.7% of the outstanding shares of the Common Stock of the Company following the closing of the merger.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement and (b) after the closing of the merger by (1) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock,
(2) each director and director nominee, (3) each executive officer whose compensation exceeded $100,000 in the year ended December 31, 1998, (4) each executive officer of the Company to assume office after the closing of the merger and (5) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Securities and Exchange Commission. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o Big City Bagels, Inc., 99 Woodbury Road, Hicksville, New York 11801.


                                                          Current Holdings(1)                After Merger Closing(2)
                                                       ---------------------------        -------------------------
Name of Beneficial Owner                               Amount and                         Amount and
                                                        Nature of                          Nature of
                                                       Beneficial          Percent        Beneficial      Percent
                                                        Ownership          of Class        Ownership      of Class
                                                       -----------         --------       ----------     ----------
Management Group (3)                                     681,090             7.9%               681,090      *
Mark Weinreb                                             361,251(4)(5)       4.6%               361,251      *
Stanley Weinreb                                          160,513(4)(6)       2.0%               160,513      *
Stanley Raphael                                          159,326(4)(7)       2.0%               159,326      *
Nelson Braff                                             286,000(8)           *                 286,000      *
  c/o Perrin, Holden & Davenport Capital Corp.
  5 Hanover Square
  Mezzanine Level
  New York, New York  10004
Alan Pearlstein                                           20,575(9)           *                  20,575      *
  c/o Long Island Auto Parts
  190-10 Northern Boulevard
  Flushing, New York  11358
Orlac Finance, Ltd.                                      780,580             9.9%               780,580      *
  c/o Gerald Selbst
  2 Kaplan Street
  Tel Aviv, Israel  64734
Edilberto R. Enriquez                                       0                  0%                  0         *
  c/o Intelligent Computer Solutions, Inc.
  620 Johnson Avenue, Suite 1B
  Bohemia, New York  11716
Hector M. Gavilla                                           0                  0%           15,454,591(10)  18.1%
  c/o Advanced Testing Technologies, Inc.
  110 Ricefield Lane
  Hauppauge, New York  11788
Hector P. Gavilla                                           0                  0%           13,098,285      15.3%
  c/o Advanced Testing Technologies, Inc.
  110 Ricefield Lane
  Hauppauge, New York  11788
Peter J. Keenan                                             0                  0%           19,682,075      23.1%
  c/o Intelligent Computer Solutions, Inc.
  620 Johnson Avenue, Suite 1B
  Bohemia, New York  11716


                                                          Current Holdings(1)                After Merger Closing(2)
                                                       ---------------------------        -------------------------
Name of Beneficial Owner                               Amount and                         Amount and
                                                        Nature of                          Nature of
                                                       Beneficial          Percent        Beneficial      Percent
                                                        Ownership          of Class        Ownership      of Class
                                                       -----------         --------       ----------     ----------
David A. Levi                                               0                  0%            4,409,987       5.2%
  c/o Advanced Testing Technologies, Inc.
  110 Ricefield Lane
  Hauppauge, New York  11788
Eli Levi                                                    0                  0%           15,322,915(11)  17.9%
  c/o Advanced Testing Technologies, Inc.
  110 Ricefield Lane
  Hauppauge, New York  11788
Steven Levi                                                 0                  0%            4,409,987       5.2%
  c/o Advanced Testing Technologies, Inc.
  110 Ricefield Lane
  Hauppauge, New York  11788
Susan Levi                                                  0                  0%            4,409,987       5.2%
  c/o Advanced Testing Technologies, Inc.
  110 Ricefield Lane
  Hauppauge, New York  11788
All executive officers and directors as a group          987,665(12)          11.8%         54,905,568(13)  64.3%

---------------------

*        Less than 1%.

(1) Based on 7,899,225 shares of Common Stock actually outstanding as of the date of this Information Statement.

(2) Based on 85,378,691 shares of Common Stock potentially outstanding after the closing of the merger, which includes 69,000,000 shares of Common Stock issuable upon conversion of the Preferred Stock once an appropriate amendment to the Company's Certificate of Incorporation to increase the number of shares of Common Stock that the Company is authorized to issue has been approved by the Board of Directors and shareholders of the Company and filed with the State of New York.

(3) The Management Group consists of Mark Weinreb, Stanley Weinreb and Stanley Raphael, each of whom is a party to, and has agreed to vote their shares in accordance with, the Founders' Shareholder Agreement described below. Each of the members of this group shares voting power with respect to the shares of Common Stock held by each of the members. The number of shares set forth in the table includes the shares held by each member, including an aggregate of 168,000 shares of Common Stock issuable upon exercise of currently exercisable options.

(4) Does not include shares held by other members of the Management Group (see Note 3) with respect to which each member shares voting power with the other members of such group.

(5) Includes 106,000 shares of Common Stock issuable upon exercise of currently exercisable options. Also includes 50,000 shares of Common Stock issuable upon exercise of options granted to Mr. Weinreb in May 1999 that will become exercisable upon the closing of the merger.

(6) Includes 6,000 shares of Common Stock issuable upon exercise of currently exercisable options.

(7) Includes 6,000 shares of Common Stock issuable upon exercise of currently exercisable options. Also includes 1,595 shares of Common Stock owned by Trade Consultants, Inc. Pension Fund, of which Mr. Raphael is the trustee.

(8) Includes 34,000 shares of Common Stock issuable upon exercise of currently exercisable warrants owned by Perrin, Holden & Davenport Capital Corp. ("PHD"), a New York corporation of which Mr. Braff is an officer, director and shareholder. Also includes 250,000 shares of Common Stock issuable upon exercise of warrants granted to PHD in May 1999 that will become exercisable upon the closing of the merger. Excludes 250,000 shares issuable upon exercise of warrants granted to PHD, 125,000 of which become exercisable on each of the six-month and one-year anniversary of the closing. Mr. Braff disclaims beneficial ownership of the securities owned by PHD, except to the extent of his equity interest therein. Also includes 2,000 shares of Common Stock issuable upon exercise of currently exercisable options. See "Certain Relationships and Related Transactions."

(9) Includes 18,575 shares of Common Stock owned by Brass Capital, L.L.C. ("Brass Capital"), a New York limited liability company of which Mr. Pearlstein is a member. Mr. Pearlstein disclaims beneficial ownership of the securities owned by Brass Capital, except to the extent of his equity interest therein. Also includes 2,000 shares of Common Stock issuable upon exercise of currently exercisable options.

(10) Includes 6,549,143 shares of Common Stock held by Hector M. Gavilla, as custodian for Alexander F. Gavilla, Mr. Gavilla's minor son.

(11) Includes 5,456,464 shares of Common Stock owned by Roberta Levi, Mr. Levi's spouse, and 4,409,987 shares of Common Stock held by Roberta Levi, as custodian for Shari Levi, Mr. Levi's minor daughter.

(12) Includes those shares of Common Stock deemed to be included in the respective beneficial ownership of Mark Weinreb, Stanley Weinreb, Stanley Raphael, Nelson Braff and Alan Pearlstein as set forth in the table above. Also includes 1,500 shares of Common Stock issuable to Howard J. Fein, Chief Financial Officer, upon exercise of currently exercisable options.

(13) Includes those shares of Common Stock deemed to be included in the respective beneficial ownership of Eli Levi, Hector M. Gavilla, Peter
         J. Keenan, Edilberto R. Enriquez, Nelson Braff and David A. Levi as set forth in the table above.

Founders' Shareholder Agreement

         Mark Weinreb, Stanley Weinreb and Stanley Raphael are parties to the Founders' Shareholder Agreement and the shares of Common Stock beneficially owned by them are subject to the terms of the Founders' Shareholder Agreement. Pursuant to the Founders' Shareholder Agreement, each of these members has agreed to vote his shares for the election of each of the other members of the group as a director of the Company as long as each such other member owns at least 20,000 shares of Common Stock. In addition, the members have granted a right of first refusal to the others with respect to any sales of Common Stock held by them other than pursuant to a registration statement under the Exchange Act or pursuant to Rule 144 promulgated thereunder. The parties intend to terminate the Founders' Shareholder Agreement prior to the closing of the merger.

                        DIRECTORS AND EXECUTIVE OFFICERS

         The Company anticipates that effective as of the closing of the merger the Board will be reconstituted and fixed at four directors. Effective as of the closing, it is anticipated that Mark Weinreb, Stanley Weinreb, Stanley Raphael and Alan Pearlstein will resign as directors of the Company, and that Eli Levi, Hector M. Gavilla and Peter J. Keenan will be appointed as new directors to fill the vacancies created by the resignations. Nelson Braff, a current director of the Company, will remain a director after the closing. In addition, Howard J. Fein will resign as Chief Financial Officer of the Company. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the merger. If any proposed director listed in the table below should become unavailable for any reason, which ICS and VillageNet do not anticipate, the directors of the Board will vote for any substitute nominee or nominees who may be selected by ICS and VillageNet prior to the closing.

Current Executive Officers and Directors

Name                           Age         Positions
---------------               -----        --------------------------
Mark Weinreb                    46          Chairman of the
                                            Board, Chief Executive Officer and
                                            Secretary

Stanley Weinreb(1)              70          Director

Stanley Raphael(1)              63          Director

Nelson Braff(2)                 40          Director

Alan Pearlstein                 45          Director

Howard J. Fein                  57          Chief Financial Officer

----------------------

(1)      Member of Audit Committee.

(2) Mr. Braff will continue to serve as a director after the merger.

Proposed Executive Officers and Directors After the Merger

Name                           Age         Positions
---------------               -----        --------------------------
Eli Levi                       57          Director

Hector M. Gavilla              56          Director

Peter J. Keenan                29          President and Director

Edilberto R. Enriquez          39          Treasurer and Chief Financial Officer

David A. Levi                  23          Secretary

         Mark Weinreb has been the Chairman of the Board and Chief Executive Officer of the Company since its inception in December 1992 and Secretary of the Company since January 1998. From 1975 to 1989, Mr. Weinreb was employed by Bio Health Laboratories, Inc. ("Bio Health"), a medical testing laboratory, and from 1985 to 1989, he was an owner and vice president of Bio Health, which was sold in 1989. During his tenure at Bio Health, Mr. Weinreb was responsible for day-to-day operations, including overseeing the technical aspects of the laboratory, negotiating property and equipment leases and handling financing proposals, mergers and acquisitions. From 1989 to 1992, Mr. Weinreb managed his private investments. Mark Weinreb is the son of Stanley Weinreb.

         Stanley Weinreb has been a director of the Company since inception and served as Vice President of the Company from inception to January 1998. From 1952 to 1989, he was President and owner of Bio Health, a company which he founded. During his tenure at Bio Health, Mr. Weinreb was the medical director of the laboratory and was responsible for quality control, obtaining state and federal licenses and regulatory compliance. Stanley Weinreb is the father of Mark Weinreb.

         Stanley Raphael has been a director of the Company since inception and served as Secretary of the Company from inception to January 1998. Since 1984, he has served as President and a director of Trade Consultants, Inc., a management consulting company. Prior to 1984, Mr. Raphael was an international trader of oils, chemicals and petrochemicals. He currently is a director of Edge Petroleum Corp.

         Nelson Braff has been a director of the Company since January 1999. Since July 1996, Mr. Braff has served as a vice president of Perrin, Holden & Davenport Capital Corp. ("PHD"), an investment banking firm that he co-founded. From February 1990 to June 1996, Mr. Braff was a partner in the law firm of Jacobs, Zimms & Braff.

         Alan Pearlstein has been a director of the Company since January 1999. Mr. Pearlstein has been president of Long Island Auto Parts, a company that retails and wholesales auto parts and accessories, since February 1993, and served as its treasurer and corporate secretary from January 1980 to January 1993.

         Howard J. Fein has been Chief Financial Officer and an Assistant Secretary of the Company since February 1998. Mr. Fein is a certified public accountant. He has been a principal of Fein & Fein, P.C., a certified public accounting firm located in Hicksville, New York since 1972.

         Eli Levi has served as Executive Vice President of Advanced Testing Technologies, Inc. ("ATTI") since 1990. ATTI is a full service engineering company specializing in the manufacture of automatic test equipment and customized software used in the testing of electronic avionic systems. Since 1994, Mr. Levi has been the Treasurer of ICS and the President and Treasurer of VillageNet. Mr. Levi also has served as a director of ICS and VillageNet. Mr. Levi also currently serves as an executive officer of the following companies:
European Testing Technologies, LTD, ATTI Europe, b.v. ("ATTI Europe"), ATTI International Development, Inc. and Automated Computer Systems, Inc. Of these companies, only ATTI Europe is actively operating. ATTI Europe is a Netherlands-based company that provides engineering services and electronic systems support for automatic test equipment. Eli Levi is the father of David Levi.

         Hector M. Gavilla has served as President of ATTI since its inception in 1988. Since 1994, Mr. Gavilla has been Vice President and Secretary of each of ICS and VillageNet and has served as an executive officer of the following companies: European Testing Technologies, LTD, ATTI Europe, ATTI International Development, Inc., Automated Computer Systems, Inc., and ICS Systems, Inc. ("ICS Systems"). Of these companies, only ATTI Europe and ICS Systems are actively operating. ICS Systems is a computer software company specializing in operating systems and electronic drivers for automatic test equipment.

         Peter J. Keenan has served as President of ICS since June 1996. From October 1994 to June 1996, Mr. Keenan was technical director of ICS. Since 1995, Mr. Keenan has served as technical director of VillageNet. From September 1991 to October 1994, Mr. Keenan was employed by ATTI as a purchasing agent.

         Edilberto R. Enriquez has been employed as Controller of ICS since March 1999. From December 1997 to March 1999, Mr. Enriquez was employed as an accounting manager for IHC Services Inc., an exporting company. From 1991 to October 1997, Mr. Enriquez was a senior accountant at Linotype-Hell Company, a manufacturing company.

         David A. Levi has been employed as a purchasing agent for ATTI since January 1997. Since May 1998, Mr. Levi has served as President of ICS Systems. From 1994 to 1997, Mr. Levi attended the University of Michigan and received a degree in history. David Levi is the son of Eli Levi.

         During the year ended December 31, 1998, the Board held eight meetings. The Board has a standing audit committee, but does not have a compensation or nominating committee. The audit committee presently consists of Messrs. Stanley Weinreb and Stanley Raphael. The audit committee did not meet during the year ended December 31, 1998. The functions of the audit committee are: (1) to recommend annually to the Board the appointment of the independent accountants of the Company, (2) to review with the independent accountants the accounting practices and policies of the Company, (3) to review with the internal and independent accountants the overall accounting and financial controls of the Company, (4) to be available to independent accountants during the year for consultation, and (5) to review related party transactions by the Company on an ongoing basis and review potential conflict of interest situations where appropriate. All of the directors attended at least 75% of the meetings of the Board and meetings of the committees of the Board on which they served.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Exchange Act, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it and representations that no other reports were required, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended December 31, 1998.

                             EXECUTIVE COMPENSATION

         The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer in the year ended December 31, 1998. There were no executive officers other than the Chief Executive Officer whose compensation exceeded $100,000 in the year ended December 31, 1998:

--------------------------------------------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE
--------------------------------------------------- ---------- -----------------------------------------------------
Name and Principal Position                           Year                     Annual Compensation
                                                               ---------------- ---------------- -------------------
                                                                   Salary            Bonus          Other Annual
                                                                     ($)              ($)           Compensation
                                                                                                        ($)
--------------------------------------------------- ---------- ---------------- ---------------- -------------------
Mark Weinreb                                          1998         192,550            --                --
Chairman of the Board, Chief Executive Officer        1997         185,696            --                --
and Secretary                                         1996         149,000            --                --
--------------------------------------------------- ---------- ---------------- ---------------- -------------------

         The Chief Executive Officer named above routinely receives other benefits from the Company, the amounts of which are customary in the industry. The Company has concluded, after reasonable inquiry, that the aggregate amounts of such benefits during the year ended December 31, 1998 did not exceed the lesser of $50,000 or 10% of the compensation set forth above as to the named individual.

         The following table summarizes the number of shares and the terms of stock options granted to the Company's Chief Executive Officer in the year ended December 31, 1998:

--------------------------------------------------------------------------------------------------------------------
                                 OPTION/SHARE GRANTS DURING YEAR ENDED DECEMBER 31, 1998
------------------------------------- --------------------------------- ------------ --------------- ---------------
                                             Individual Grants
------------------------------------- ------------ -------------------- ------------ --------------- ---------------
                                                      % of Total
                                                    Options/Shares
Name and Position                      Options/        Granted to        Exercise     Market Price     Expiration
During Period                           Shares        Employees in         Price       on Date of         Date
                                        Granted        Fiscal Year       ($/Share)     Grant ($)
------------------------------------- ------------ -------------------- ------------ --------------- ---------------
Mark Weinreb                             2,000(1)         1.9%            4.6875         4.6875      3/30/2008
Chairman of the Board, Chief           100,000(2)         92.6%            1.00           1.00       8/20/2008
Executive Officer and Secretary
------------------------------------- ------------ -------------------- ------------ --------------- ---------------

(1) Represents immediately exercisable options to purchase 2,000 shares of Common Stock granted pursuant to the terms of the Company's 1996 Performance Equity Plan ("1996 Plan"), which provides for stock option grants of 2,000 shares to be made to each director of the Company on March 31st of each year. See "--1996 Performance Equity Plan."

(2) Represents immediately exercisable options under the Company's 1998 Performance Equity Plan ("1998 Plan") to purchase 100,000 shares of Common Stock.

Employment Agreements

         In August 1998, the Company entered into an Amended and Restated Employment Agreement with Mark Weinreb, the Company's Chairman and Chief Executive Officer. The amendment extended Mr. Weinreb's employment term for one year until December 31, 1999 and provides for a salary at the rate of $200,000 per annum. The amendment also provides that if (1) the Company terminates Mr. Weinreb's employment without cause, (2) the Company fails to renew his employment agreement for one additional year or (3) Mr. Weinreb elects to terminate his employment for "good reason" (as defined in the agreement), then Mr. Weinreb will receive a lump sum cash payment of $200,000. In addition, the Company granted to Mr. Weinreb an option under the 1998 Plan to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share. The option is immediately exercisable and will remain exercisable until August 2008.

         Concurrently with the execution of the Merger Agreement, the Company entered into a Severance and Consulting Agreement with Mark Weinreb that, upon the closing of the merger, will terminate Mr. Weinreb's employment with the Company and retain him as a consultant for up to 16 weeks. At the closing, the Company will (1) pay Mr. Weinreb $65,000 plus all unpaid salary accrued through the closing date and (2) deliver to Mr. Weinreb a promissory note in the principal amount of $85,000. The note will be paid in 12 equal monthly installments, without interest, commencing on the four-month anniversary of the closing date or earlier if his consultancy is terminated. If the note is not paid at maturity, interest will accrue from the date of maturity until paid in full at a rate of 18% per annum. The Company and Mark Weinreb currently are negotiating a modification to the Severance and Consulting Agreement that would eliminate or reduce the $65,000 payable upon the closing and the $85,000 payable after the closing. In consideration for eliminating this cash component of his severance, it is contemplated that the Company will issue shares of common stock (approximately 125,000) that will be subject to certain restrictions on resale. As of the date of this Information Statement, no definitive modification has been executed by the parties and such modification would be subject to approval by the parties to the Merger Agreement. For a period of four months after the closing, the Company will continue to provide certain perquisites provided under his former employment agreement. After the closing, Mr. Weinreb will provide consulting services to the Company relating to transition activities and the Company's reporting obligations under the Exchange Act. Mr. Weinreb will provide these services for up to 16 consecutive seven-day periods, but for not more than 25 hours per period. The Company will pay Mr. Weinreb $1,250 for each of the first 12 periods and $1,875 for the last four periods.

         Concurrently with the execution of the Merger Agreement, the Company entered into a Stock Option Agreement with Mark Weinreb, pursuant to which the Company granted Mr. Weinreb an option to purchase an aggregate of 50,000 shares of Common Stock conditioned upon the closing of the merger. The option will become exercisable on the closing date and will remain exercisable for five years. The exercise prices are as follows: $0.48 per share for 25,000 shares; $0.75 per share for 12,500 shares; and $1.00 per share for 12,500 shares. The Company will register the shares issuable upon exercise of the option on or prior to the closing date. Termination of Mr. Weinreb's consultancy for any reason will not cause the option to terminate. The option will remain exercisable until the expiration of the exercise period.

         In August 1996, ICS entered into an employment agreement with Peter J. Keenan that provides for the employment of Mr. Keenan as President of ICS and his purchase of 51% of ICS. This agreement will remain in effect after the closing of the merger. The agreement provides for a salary at the rate of $50,000 per annum as long as there is any promissory note outstanding from ICS to Advanced Testing Technologies, Inc., or from Mr. Keenan to any other person for the purchase of ICS stock. Mr. Keenan's salary may be increased annually by the Board up to a maximum salary of $125,000, provided that there is an additional employee, designated by Hector M. Gavilla and Eli Levi, added to the ICS payroll who will be paid an annual salary equal to any excess amount over $50,000 per annum paid to Mr. Keenan. The agreement also provides that Mr. Keenan may sell his shares under certain circumstances and, if he dies, becomes disabled for more than one year or his employment is terminated for any reason, he must sell his shares back to ICS. The agreement also prohibits Mr. Keenan from competing with ICS for 18 months from the date of his termination.

         In connection with Mr. Keenan's employment agreement, Mr. Keenan purchased a 51% interest in ICS from the existing shareholders of ICS by giving such shareholders a promissory note in the principal amount of $100,000. The promissory note is guaranteed by ICS and is subject to a security agreement among Mr. Keenan, ICS and certain ICS shareholders dated November 3, 1996, as amended on May 21, 1999. The security agreement provides that certain shares of Common Stock of the Company that will be held by Mr. Keenan following the merger will be subject to a security interest.

1996 Performance Equity Plan

         In March 1996, the Company adopted the 1996 Plan. The 1996 Plan authorizes the granting of awards of up to 70,000 shares of Common Stock to the Company's key employees, officers, directors and consultants. Awards consist of stock options (both nonqualified options and options intended to qualify as "Incentive" stock options under Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 1996 Plan. As of June 10, 1999, 7,988 shares of Common Stock and options to purchase 33,780 shares of Common Stock were outstanding under the 1996 Plan, with 28,232 shares available for future grant.

         On March 31st of each calendar year during the term of the 1996 Plan, assuming there are enough shares then available for grant under the 1996 Plan, each person who is then a director of the Company will be awarded stock options to purchase 2,000 shares of Common Stock at the fair market value thereof (as determined in accordance with the 1996 Plan), all of which options are immediately exercisable as of the date of grant and have a term of ten years. These are the only awards which may be granted to a director of the Company under the 1996 Plan. The 1996 Plan is administered by the Board which determines the persons (other than directors) to whom awards will be granted, the number of awards to be granted and the specific terms of each grant, including the exercisability thereof, subject to the provisions of the 1996 Plan.

         In connection with qualified stock options, the exercise price of each option may not be less than 100% of the fair market value of the Common Stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company). The aggregate fair market value of shares for which qualified stock options are exercisable for the first time by such employee during any calendar year may not exceed $100,000. Nonqualified stock options granted under the 1996 Plan are also required to have exercise prices not less than the fair market value of the Common Stock on the date of grant.

         The 1996 Plan also contains change in control provisions which could cause options and other awards to become immediately exercisable and restrictions and deferral limitations applicable to other awards to lapse in the event any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act, including a "group" as defined in Section 13(d), but excluding certain shareholders of the Company, acquires beneficial ownership of more than 25% of the Company's outstanding shares of Common Stock.

1998 Performance Equity Plan

         In January 1998, the Board adopted, and in June 1998 the stockholders approved the 1998 Plan. The 1998 Plan authorizes the granting of awards of up to 400,000 shares of Common Stock to the Company's key employees, officers, directors and consultants. Awards consist of stock options (both nonqualified options and options intended to qualify as "Incentive" stock options under
Section 422 of the Internal Revenue Code of 1986, as amended), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 1998 Plan. As of June 10, 1999, options to purchase 100,000 shares of Common Stock were outstanding under the 1998 Plan, with 300,000 shares available for future grant.

         In connection with qualified stock options, the exercise price of each option may not be less than 100% of the fair market value of the Common Stock on the date of grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company). The aggregate fair market value of shares for which qualified stock options are exercisable for the first time by such employee during any calendar year may not exceed $100,000. Nonqualified stock options granted under the 1998 Plan are also required to have exercise prices not less than the fair market value of the Common Stock on the date of grant.

         The 1998 Plan also contains change in control provisions that are identical to those described above with respect to the 1996 Plan.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In February 1998, the Company appointed Howard J. Fein to serve as part-time Chief Financial Officer (and principal accounting officer) of the Company at a salary of $50,000 for 1998. Mr. Fein is a principal of Fein & Fein, P.C., a certified public accounting firm which has rendered accounting consulting services to the Company since its inception in 1992. In March 1996, Mr. Fein was granted options to purchase 1,500 shares of Common Stock pursuant to the 1996 Plan, at an exercise price of $20.00 per share, in consideration for rendering consulting services to the Company. During 1997, in consideration for accounting consulting services rendered by Fein & Fein, P.C. and Howard J. Fein, the Company paid Fein & Fein, P.C. $100,201 in cash. In 1998, the Company paid Fein & Fein, P.C. $52,822 in cash and granted an award of Common Stock to Howard
J. Fein with a value of $26,500 pursuant to the 1996 Plan (4,988 shares of Common Stock based on the last sale price of the Common Stock on the date of grant) in consideration for accounting consulting services rendered.

         Concurrently with the execution of the Merger Agreement, PHD received warrants to purchase an aggregate of 500,000 shares of Common Stock in consideration for introducing the Company to VillageNet and ICS. The warrants are conditioned upon the closing of the merger and will be exercisable as follows: 250,000 of the warrants will be immediately exercisable upon the closing of the merger at an exercise price of $0.48 per share; 125,000 of the warrants will become exercisable on the six-month anniversary of the closing date at an exercise price of $0.75 per share; and 125,000 warrants will become exercisable on the one-year anniversary of the closing at an exercise price of $1.00 per share. The warrants expire on the fifth anniversary of the closing date of the merger. The Company has granted PHD certain demand and "piggyback" registration rights for the warrants and the underlying Common Stock. Nelson Braff, a director of the Company, is a vice president and co-founder of PHD.

         ATTI and ICS are affiliated entities as a result of common stockholders. In recent years, ATTI has provided ICS with working capital. ICS has an outstanding note payable to ATTI dated August 1, 1996 in the principal amount of $176,652. The note bears interest at a rate of 5% per annum and matures on May 1, 2001. To date, ICS has not made any payments on this note. As of December 31, 1998, interest in the amount of $21,971 has accrued on this note. ICS also has a non-interest bearing demand loan from ATTI. As of December 31, 1998, the balance of this demand loan was $305,325. The repayment terms of this loan have not yet been determined.

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         VillageNet has a non-interest bearing demand loan from ICS. As of
December 31, 1998, the balance of this demand loan was $277,785. The repayment terms of this loan have not yet been determined. VillageNet also has a non-interest bearing demand loan from two of VillageNet's shareholders and proposed directors of the Company, Eli Levi and Hector M. Gavilla. As of December 31, 1998, the balance of this demand loan was $28,516.
The repayment terms of this loan have not yet been determined.

                                         BIG CITY BAGELS, INC.



Dated:   June 18, 1999